Exhibit 99.5
TM BIOSCIENCE CORPORATION

FORM OF PROXY

(TO OPTIONHOLDERS)

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF TM BIOSCIENCE CORPORATION (the “CORPORATION”) FOR USE AT THE SPECIAL MEETING OF THE SHAREHOLDERS AND OPTIONHOLDERS TO BE HELD ON FEBRUARY 23, 2007.

The undersigned, an optionholder of the Corporation, hereby nominates, constitutes and appoints as his or her nominee Gregory Hines, or failing him Alan Coley, or failing either of them James Pelot, or instead of any of the foregoing (strike out preceding names and print name of alternative nominee), __________________________________, with full power of substitution, to attend and vote and otherwise act for and on behalf of the undersigned at the special meeting of shareholders and optionholders of the Corporation to be held on the 23rd day of February, 2007, at 10:00 a.m. (Toronto time) at the TSX Broadcast Centre, The Exchange Tower, 130 King St. West, Toronto, Ontario (the “Meeting”) and at any adjournment thereof as in the manner indicated:

to Vote FOR ☐ or to Vote AGAINST ☐ (or, if no specification is made, FOR), the special resolution, the full text of which is set forth in Annex “C” to the accompanying Management Information Circular (“Circular”), authorizing and approving the Corporation to effect the completion of a plan of arrangement pursuant to which the Corporation will be acquired by Luminex Corporation.

I HEREBY REVOKE ANY PRIOR PROXY OR PROXIES. WITH RESPECT TO AMENDMENTS OR VARIATIONS TO ANY MATTER IN THE NOTICE OF MEETING AND ANY OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING, I HEREBY CONFER DISCRETIONARY AUTHORITY ON THE PERSON WHO VOTES AND ACTS ON MY BEHALF HEREUNDER TO VOTE WITH RESPECT TO THE MATTER AS HE OR SHE THINKS FIT. THE OPTIONS REPRESENTED BY THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE INSTRUCTIONS GIVEN ON ANY VOTE OR BALLOT CALLED.

DATED this __________________ day of ______________________________, 2007.

PRINT NAME: _______________________________________________________________________________________________________

Signature of Optionholder: _______________________________________________________________________________________

Number of Options Represented Hereby: ______________________________________________________________________________

NOTES:

1.
Each optionholder has the right to appoint a person or company to represent him or her at the Meeting other than the management representatives designated in this proxy. Such right may be exercised by inserting in the space provided the name of the other person the optionholder wishes to appoint. Such other person need not be a optionholder.

2.
To be valid, this proxy must be signed by the optionholder or his or her attorney duly authorized in writing. All proxies must be deposited by mail using the return envelope provided or by mailing to CIBC Mellon Trust Company, Proxy Department, P.O. Box 721 Agincourt, Ontario, M1S 0A1 or by hand to 320 Bay Street, Toronto, Ontario M5H 4A6, or by fax to 416-358-2502 or 1-866-781-3111, no later than 5:00 p.m. (EST) on February 22, 2007, or, if the Meeting is adjourned, at least two business days before any adjourned Meeting is reconvened.

3.	Reference is made to the Circular of the Corporation for further information regarding completion and use of this proxy and other information pertaining to the Meeting.
4.	If this proxy is not dated in the space provided, it is deemed to bear the date on which it is mailed by management of the Corporation.